EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement Re: Computation of Per Share Earnings

(Thousands, except per share amounts)

(Unaudited)

	12 Months Ended December 31,
	2005	2004	2003
Net income	$58,149	$50,572	$45,983
Redeemable preferred stock dividend requirements	—	—	294

Earnings applicable to common stock – basic	58,149	50,572	45,689
Debenture interest less taxes	—	200	257

Net income - diluted	$58,149	$50,772	$45,946

Average common shares outstanding – basic	27,564	27,016	25,741
Stock options	57	40	28
Convertible debentures	—	227	292

Average common shares outstanding – diluted	27,621	27,283	26,061

Earnings per share of common stock - basic	$2.11	$1.87	$1.77

Earnings per share of common stock – diluted	$2.11	$1.86	$1.76

For the years ended Dec. 31, 2005, 2004 and 2003, 6,000 shares, 201,800 shares and 77,500 shares, respectively, were excluded from the calculation of diluted earnings per share because the effect would have been antidilutive.